UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

WORTHINGTON STEEL, INC.

(Exact name of registrant as specified in its charter)

Ohio	001-41830	92-2632000
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

100 W. Old Wilson Bridge Road, Columbus, Ohio	43085
(Address of principal executive offices)	(Zip code)

Joseph Y. Heuer	614-840-3462
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Worthington Steel, Inc. (the “Company”) for the calendar year ended December 31, 2025, is filed herewith as Exhibit 1.01 to this specialized disclosure report. The Conflict Minerals Report is also available at: https://ir.worthingtonsteel.com/ir-home/default.aspx. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WORTHINGTON STEEL, INC.

Date: May 29, 2026	By:	/s/ Joseph Y. Heuer
Joseph Y. Heuer
Vice President – General Counsel and Secretary